UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 17)

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
(Name of Subject Company)

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

256743105
(CUSIP Number of Class of Securities)

Vicki J. Vaniman, Esq.
Executive Vice President, General Counsel and Secretary
Dollar Thrifty Automotive Group, Inc.
5330 East 31st Street
Tulsa, Oklahoma 74135
(918) 660-7700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Paul J. Shim, Esq.
Matthew P. Salerno, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
(212) 225-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 17, which we refer to as the Amendment, amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time), which we refer to as the Schedule 14D-9, originally filed with the United States Securities and Exchange Commission, which we refer to as the SEC, by Dollar Thrifty Automotive Group, Inc., a Delaware corporation, which we refer to as Dollar Thrifty, on September 10, 2012. The Statement relates to the offer by HDTMS, Inc., a Delaware corporation and a wholly owned subsidiary of Hertz Global Holdings, Inc., a Delaware corporation, which entities we refer to, respectively, as Purchaser and Hertz, as disclosed in the Tender Offer Statement on Schedule TO dated September 10, 2012 (as amended or supplemented from time to time) filed by Purchaser with the SEC, to purchase all of the issued and outstanding shares of Dollar Thrifty common stock, par value $0.01 per share, for $87.50 in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 10, 2012 and the related Letter of Transmittal.

All information in the Schedule 14D-9 is incorporated into this Amendment by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment is being filed to reflect certain updates as reflected below.

ITEM 8.  ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended by inserting the following paragraph following the subsection entitled “Extension of the Offer” and immediately prior to the subsection entitled “Cautionary Statement Regarding Forward-Looking Statements”:

“Expiration of the Offer

On November 16, 2012, Hertz announced that the Offer expired as scheduled at 5:00 p.m., New York City time, on November 16, 2012. Hertz further announced that the Depositary for the Offer has advised that, as of the expiration of the Offer, approximately 27,956,234 Shares had been validly tendered and not properly withdrawn pursuant to the Offer (which includes shares subject to guaranteed delivery procedures), representing approximately 99.6% of the Shares outstanding.

Pursuant to the terms of the Merger Agreement, Hertz has announced that it intends to exercise its Top-Up Option to purchase additional shares of Dollar Thrifty common stock directly from Dollar Thrifty and to complete the acquisition of Dollar Thrifty through the Merger. The Merger Agreement provides, among other things, that, subject to certain conditions, Purchaser will be merged with and into Dollar Thrifty, with Dollar Thrifty continuing as the surviving corporation as a wholly owned subsidiary of Hertz.  Pursuant to the Merger Agreement, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive $87.50 in cash, without any interest and less any required withholding taxes (which is the same amount per Share that will be paid in the Offer) except for (i) Shares owned by Dollar Thrifty or any of its subsidiaries (or held in Dollar Thrifty’s treasury) or owned by Hertz or Purchaser or any of their respective subsidiaries, which will be canceled and will cease to exist and (ii) Shares owned by Dollar Thrifty’s stockholders who perfect their appraisal rights under the DGCL.  Following the Merger, the Shares will no longer be listed on the NYSE.

The full text of the press release issued by Hertz announcing the expiration of the Offer is attached hereto as Exhibit (a)(28) and is incorporated herein by reference.”

ITEM 9.  EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description
(a)(28)	Press release issued by Hertz, dated November 16, 2012 (filed herewith).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 16, 2012	DOLLAR THRIFTY AUTOMOTIVE GROUP, INC. (Registrant)

	By:	/s/ Vicki J. Vaniman Vicki J. Vaniman Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number	Description
(a)(28)	Press release issued by Hertz, dated November 16, 2012 (filed herewith).